UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Cartesian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192,940,664 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 192,940,664 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,940,664 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 27.7%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,635,214 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 61,635,214 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,635,214 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,418 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 86,418 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,418 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 5 of 12 Pages

This Amendment No. 11 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Cartesian Therapeutics, Inc. (formerly known as Selecta Biosciences, Inc.), a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Chafen Lu (“Dr. Lu” and, collectively with Dr. Springer and TAS, the “Reporting Persons”) and Leukon Investments, LP (“Leukon”) filed on March 27, 2019, as amended by Amendment No. 1 filed on August 23, 2019, Amendment No. 2 filed on September 16, 2019, Amendment No. 3 filed on December 17, 2019, Amendment No. 4 filed on January 2, 2020, Amendment No. 5 filed on October 15, 2020, Amendment No. 6 filed on October 23, 2020, Amendment No. 7 filed on May 27, 2021, Amendment No. 8 filed on December 15, 2021, Amendment No. 9 filed on December 27, 2021 and Amendment No. 10 filed on September 25, 2023 (such statement and amendments, as further amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 11, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

Agreement and Plan of Merger

On November 13, 2023, Selecta Biosciences, Inc., a Delaware corporation (“Selecta” or the “Company”), acquired Cartesian Therapeutics, Inc., a Delaware corporation (“Cartesian”), in accordance with the terms of an Agreement and Plan of Merger, dated November 13, 2023 (the “Merger Agreement”), by and among Selecta, Sakura Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Selecta (“First Merger Sub”), Sakura Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Selecta (“Second Merger Sub”), and Cartesian. Pursuant to the Merger Agreement, First Merger Sub merged with and into Cartesian, pursuant to which Cartesian was the surviving corporation and became a wholly owned subsidiary of Selecta (the “First Merger”). Immediately following the First Merger, Cartesian merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (the “Second Merger” and, together with the First Merger, the “Merger”). In connection with the Second Merger, Cartesian changed its name to Cartesian Bio, LLC.

The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. As a result of the Merger, Selecta changed its corporate name to Cartesian Therapeutics, Inc. and began trading under the symbol “RNAC” on November 14, 2023.

Under the terms of the Merger Agreement, following the consummation of the Merger (the “Closing”), in exchange for the outstanding shares of capital stock of Cartesian immediately prior to the effective time of the First Merger, Selecta will issue to the stockholders of Cartesian that are “accredited investors,” as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), (A) 6,723,662 shares of the common stock of Selecta, par value $0.0001 per share (the “Common Stock”), which amount is (together with the shares underlying assumed Cartesian Options other than the Continuing Officer Options, each as defined and discussed below) approximately 19.9% of the number of shares of Common Stock outstanding immediately prior to the Merger, and (B) 384,930.725 shares of Series A Preferred Stock (as defined and described below), each share of which is convertible into 1,000 shares of Common Stock, subject to certain conditions described below. An exchange agent selected in accordance with the Merger Agreement will issue book-entry shares of Common Stock and Series A Preferred Stock to be issued in the Merger as soon as reasonably practicable, but no earlier than 21 days after the Closing and no later than 25 days after the Closing.

CUSIP No. 816212104	13D	Page 6 of 12 Pages

Pursuant to the Merger Agreement, Selecta has agreed to hold a stockholders’ meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of shares of Series A Preferred Stock into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC (the “Conversion Proposal”), and (ii) either or both of (A) the approval of an amendment to Selecta’s restated certificate of incorporation, as amended (the “Charter”), to increase the number of shares of Common Stock authorized under the Charter and (B) the approval of an amendment to the Charter to effect a reverse stock split of all outstanding shares of Common Stock, in either case (A) and (B) by a number of authorized shares or at a stock split ratio, as the case may be, sufficient to allow the conversion of all shares of Series A Preferred Stock issued in the Merger (the “Charter Amendment Proposal,” and together with the Conversion Proposal, the “Meeting Proposals”).

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Certificate of Designation

On November 13, 2023, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware in connection with the Merger and the Financing. The Certificate of Designation provides for the designation of shares of the Company’s Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”).

Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock; provided, however, that holders of Series A Preferred Stock (or any shares of Common Stock into which the Series A Preferred Stock is convertible) are not entitled to any CVRs with respect to those shares. Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend the Charter or other organizational documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock, (d) issue further shares of Series A Preferred Stock (other than in connection with the exercise of the Continuing Officer Options) or increase or decrease (other than by conversion) the number of authorized shares of Series A Preferred Stock, (e) prior to the stockholder approval of the Conversion Proposal or at any time while at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate either (A) a Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, (f) amend or fail to comply with, in any manner that would be reasonably likely to prevent, impede or materially delay the conversion (or the stockholder approval thereof), or terminate, any of the Support Agreements, or agree to any transfer, sale or disposition of such shares subject to the Support Agreements (except for such transfers, sales or dispositions with respect to which the approval of the Company is not required pursuant to the applicable Support Agreement) or (g) enter into any agreement with respect to any of the foregoing. The Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the Conversion Proposal, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to certain limitations, including that a holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.9%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion; provided, however, that such beneficial ownership limitation does not apply to TAS or any of its affiliates.

The Series A Preferred Stock is redeemable at the option of the holder thereof at any time following the date that is 18 months after the initial issuance of the Series A Preferred Stock, other than any shares of Series A Preferred Stock that would not be convertible into shares of Common Stock as a result of the application of the beneficial ownership limitation referred to in the foregoing paragraph (without regard to the lack of obtaining the requisite stockholder approval to convert the Series A Preferred Stock into Common Stock).

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is filed as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 816212104	13D	Page 7 of 12 Pages

Support Agreements

In connection with the execution of the Merger Agreement, Selecta and Cartesian entered into stockholder support agreements (the “Support Agreements”) with certain of Selecta’s officers, directors and stockholders. Pursuant to the Support Agreements, among other things, each of the Selecta stockholder parties thereto has agreed to vote or cause to be voted all of the shares of Common Stock owned by such stockholder in favor of the Meeting Proposals.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, a copy of which is included as Exhibit C to the Merger Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Cartesian stockholders as of immediately prior to the Closing, and certain of the directors and officers of Selecta as of immediately prior to the Closing entered into lock-up agreements with Selecta and Cartesian, pursuant to which each such stockholder agreed to be subject to a 180-day lockup on the sale or transfer of shares of the Company held by each such stockholder at the Closing, including those shares of Common Stock and Series A Preferred Stock (including the shares of Common Stock into which such Series A Preferred Stock is convertible) received by each such stockholder in the Merger (the “Lock-up Agreements”).

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, a copy of which is included as Exhibit B to the Merger Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Contingent Value Rights Agreement

The Merger Agreement provides that no later than 30 days following the Closing, the Company will enter into a contingent value rights agreement (the “CVR Agreement”) with a trustee entity (the “Trustee”), pursuant to which each holder of Common Stock as of the applicable record date will be entitled to one contractual contingent value right (each, a “CVR”) issued by the Company, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder as of the applicable record time. Holders of the warrants to purchase Common Stock of Selecta (a “Selecta Warrant”) will be entitled to receive, upon exercise of such Selecta Warrant and in accordance with the terms thereof, one CVR per each such share of Common Stock underlying such Selecta Warrant, assuming the same had been exercised on the record date for distribution of the CVR; except that the holders of the Selecta Warrants issued on April 11, 2022 will, as required by the terms of such Selecta Warrants, receive such CVRs upon the initial distribution of CVRs made to the holders of Common Stock, even if such Selecta Warrants are not exercised.

When issued, each contingent value right will entitle the holder (the “Holder”) thereof to distributions of the following, pro rated on a per-CVR basis, during the period ending on the date on which the Royalty Term (as defined in the Company’s License and Development Agreement, as amended, with Swedish Orphan Biovitrum AB (publ.) (the “Sobi License”)) ends (the “Termination Date”):

(i)	100% of all milestone payments, royalties and other amounts paid to the Company or its controlled affiliates (the “Company Entities”) prior to the Termination Date under the Sobi License or, following certain terminations of the Sobi License, any agreement a Company Entity enters into that provides for the development and commercialization of SEL-212 (a “New Applicable Agreement”); and

(ii)	100% of all cash consideration and the actual liquidation value of any and all non-cash consideration of any kind that is paid to or is actually received by any Company Entity prior to the Termination Date pursuant to an agreement between a Company Entity and any person who is not a Company Entity relating to a sale, license, transfer or other disposition of any transferable asset of the Company Entities existing as of immediately prior to the Merger (a “Disposition”) other than those exclusively licensed under the Sobi License or which the Company Entities are required to continue to own in order to comply with the Sobi License (a “Disposition Agreement”).

CUSIP No. 816212104	13D	Page 8 of 12 Pages

The distributions in respect of the CVRs will be made on a semi-annual basis, and will be subject to a number of deductions, subject to certain exceptions or limitations, including for (A) certain taxes, (B) certain out-of-pocket expenses incurred by the Company Entities, including audit and accounting fees incurred in connection with reporting obligations relating to the CVRs, in respect of its performance of the Sobi License or any New Applicable Agreement, in connection with the entry into a Disposition Agreement and under any Disposition Agreement and performance of the Company Entities’ related obligations thereunder, (C) a fixed amount of $750,000 for each Distribution Period (as defined below) to account for general and administrative overhead incurred by the Company Entities, (D) in the case of a distribution that includes payments for certain milestones under clause (ii) above and for the upfront portion, if any, of the consideration payable under a Disposition Agreement (a “Trigger Distribution”), the sum of payments made under any liabilities of the Company Entities arising under real property leases in effect as of immediately prior to Closing (“Lease Liabilities”) after the Closing and the aggregate remaining payment obligations under the Lease Liabilities outstanding as of the applicable date of measurement (but subject to a positive adjustment in case amounts held back under this clause (D) exceed the liabilities actually incurred under the Lease Liabilities at the time such a lease expires or is terminated, assigned or subleased), and (E) in the case of a Trigger Distribution, the sum of payments made after the Closing under certain liabilities relating to the Company’s Xork product candidate (“Xork Liabilities”) after the Closing and the aggregate remaining payment obligations under Xork Liabilities outstanding as of the applicable date of measurement but subject to a positive adjustment in case amounts held back under this clause (E) exceed the liabilities actually incurred under the Xork Liabilities at such time as the development activities with respect to Xork are terminated, transferred or assigned by the Company Entities or otherwise completed in accordance with the development plan set forth in the Company’s License and Development Agreement with Audentes Therapeutics, Inc. (the “Astellas Agreement”), when such termination, transfer, assignment or completion occurs.

The Company will calculate the amount of any payment due on the CVRs for each six-month period from January 1 through June 30 and each six-month period from July 1 through December 31 of each year (each such period, a “Distribution Period”), except that the initial Distribution Period will commence on the date of the CVR Agreement and run through June 30, 2024. Payments on the CVRs will be cumulative and will be payable no later than the close of business on each March 15 (for Distribution Periods that end on December 31) and September 15 (for Distribution Periods that end on June 30), commencing on September 15, 2024 (each such date, a “Distribution Payment Date”), to holders of record of the CVRs as of the close of business on the first day of the month of the applicable Distribution Payment Date. If a Distribution Payment Date is not a business day, payment will be made on the immediately succeeding business day, without the accumulation of additional distributions. If the amount of any per-CVR distribution is less than $0.02, the Company may elect to defer such distribution until the next Distribution Payment Date when the aggregate per-CVR distribution would be $0.02 or greater.

Under the CVR Agreement, as long as any CVRs are outstanding, the Company will not: (i) without the affirmative vote of the Holders of at least 66 and 2/3% of the then-outstanding CVRs modify in a manner adverse to the Holders any provision contained in the CVR Agreement with respect to the termination of the CVR Agreement or the CVRs, or the time for payment and amount of any distribution, or modify in any manner any provision of the CVR Agreement if such modification would reduce the amounts payable in respect of the CVRs or modify any other payment term or payment date, (ii) without the consent of each Holder of each outstanding CVR affected thereby, reduce the number of CVRs, or modify any provision referenced in the preceding clause (i) or this clause (ii), except to increase the percentage of Holders from whom consent is required or to provide that certain other provisions of the CVR Agreement cannot be modified or waived without the consent of the Holder of each CVR affected thereby, (iii) without the consent of the affirmative vote of the Holders of a majority of the then-outstanding CVRs, alter, change, amend, or modify, in each case in any material respect or in any manner adverse to the Holders, the Sobi License, the Astellas Agreement, or the Company’s Exclusive License Agreement with Genovis AB (publ.), terminate the Sobi License, or sell, license, assign, transfer, enter into any monetization transaction, or otherwise dispose of or otherwise grant or suffer to exist a mortgage, pledge, lien, encumbrance or other security interest on all or a portion of (A) the patents or patent applications licensed under the Sobi License or (B) the Sobi License or any rights to receive any milestone payments, royalties or other amounts under the Sobi License, and (iv) subject to limited exceptions, issue any additional CVRs, other than pursuant to the Merger Agreement to former holders of Selecta’s Common Stock or to holders of warrants to purchase Common Stock.

CUSIP No. 816212104	13D	Page 9 of 12 Pages

Additionally, in the event of certain terminations of the Sobi License at a time when any CVRs are outstanding, the Company will, and will cause its applicable related entities to, exercise its rights to obtain a “reversion license” and enforce any of its rights under the terminated Sobi License that survive the termination or expiration thereof.

Under the CVR Agreement, the Trustee has, and Holders of at least 20% of the CVRs then-outstanding may also instruct the Trustee to exercise, certain rights to inspection, audit, and enforcement on behalf of all Holders of the CVRs.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Exhibit E to the Merger Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Private Placement and Securities Purchase Agreement

On November 13, 2023, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Dr. Springer, TAS, and Seven One Eight Three Four Irrevocable Trust, a trust associated with Dr. Murat Kalayoglu, a co-founder and the former chief executive officer of Cartesian, who joined the Company’s board of directors effective as of the Closing (the “Investors”) in a transaction exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) as a transaction not involving a public offering and Rule 506 of Regulation D thereunder.

Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell an aggregate of 149,330.115 shares of Series A Preferred Stock (the “PIPE Securities”) for an aggregate purchase price of approximately $60.25 million (collectively, the “Financing”). Dr. Springer and TAS purchased 123,925.407 and 27,785.081 shares of Series A Preferred Stock, respectively, for aggregate purchase prices of approximately $50.0 million and $10.0 million, respectively. Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock, as described below. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred Stock are set forth in the Certificate of Designation (as defined and described below). Each of the Investors represented that it was an “accredited investor,” as defined in Regulation D, and was acquiring the PIPE Securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

In the Financing, each of TAS and Dr. Springer agreed to settle its purchases in three approximately equal tranches of shares of Series A Preferred Stock, each for a purchase price of approximately $20 million, with the three tranches settling 30, 60, and 90 days, respectively, following the Closing. TAS, Dr. Springer and Seven One Eight Three Four Irrevocable Trust each purchased their respective PIPE Securities at the same offering price per share.

The closing of the Financing occurred on November 15, 2023 (the “Financing Closing Date”).

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 99.8 to this Schedule 13D.

Registration Rights Agreement

On November 13, 2023, in connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the holders of Common Stock and Series A Preferred Stock signatory thereto. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the SEC within 90 calendar days following the Financing Closing Date (the “Filing Deadline”), with respect to the shares of Common Stock underlying the PIPE Securities and the Common Stock and Series A Preferred Stock issued to the signatories to the Registration Rights Agreement in the Merger. The Company will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 45 calendar days of the Filing Deadline (or within 90 calendar days if the SEC reviews the registration statement).

CUSIP No. 816212104	13D	Page 10 of 12 Pages

The Company has also agreed to, among other things, indemnify the holders of Common Stock and Series A Preferred Stock signatory thereto, their officers, directors, members, employees, partners, managers, stockholders, affiliates, investment advisors and agents under such registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company’s obligations under the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.9 to this Schedule 13D.

Treatment of Equity Awards

Upon the consummation of the First Merger:

●	Each option to acquire shares of Common Stock (a “Company Stock Option”) and each restricted stock unit award with respect to shares of Common Stock (a “Company RSU”), in each case that was outstanding and unvested immediately prior to the Effective Time (as defined in the Merger Agreement), vested in full at the Effective Time;

●	each Company Option was canceled at the Effective Time, and in exchange therefor, former holders of such canceled Company Stock Options became entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, an amount in cash (less applicable tax withholdings) equal to the product of (A) the total number of shares of Common Stock subject to the unexercised portion of such Company Stock Option immediately prior to the Effective Time (determined after giving effect to the accelerated vesting) multiplied by (B) the excess, if any, of $2.06 (the “Cash-out Amount”) over the applicable exercise price per share of Common Stock under such Company Stock Option; provided, however, that, if the exercise price per share of Common Stock of any Company Stock Option was equal to or greater than the Cash-out Amount, such Company Stock Option was canceled and terminated without any consideration in respect thereof; and

●	each restricted stock unit award with respect to shares of Common Stock (the “RSUs”) was cancelled at the Effective Time, and the former holder of such canceled RSU became entitled, in exchange therefor, to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of (A) the total number of shares of Common Stock deliverable under such RSU immediately prior to the Effective Time (determined after giving effect to the accelerated vesting) multiplied by (B) the Cash-out Amount.

As a result, all of Dr. Springer’s options to purchase shares were canceled on November 13, 2023.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

CUSIP No. 816212104	13D	Page 11 of 12 Pages

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 155,204,182 Shares issued and outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated November 13, 2023, plus (i) 6,723,662 Shares issued in the Merger, (ii) 384,930,725 Shares issuable upon the conversion of shares of Series A Preferred Stock issued in the merger, and (iii) 149,330,115 Shares issuable upon the conversion of Series A Preferred Stock issued in the Financing. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of November 15, 2023.

The Reporting Persons, in the aggregate, beneficially own 192,940,664 Shares, representing approximately 27.7% of such class of securities.

Dr. Springer is the beneficial owner of a total of 192,940,664 Shares, representing approximately 27.7% of the outstanding Shares and consisting of (i) 7,293,625 Shares held directly, (ii) 123,925,407 Shares issuable upon conversion of shares of Series A Preferred Stock held directly, (iii) 29,868,490 Shares held by TAS, (iv) 24,785,081 Shares issuable upon conversion of Series A Preferred Stock held by TAS, (vi) 6,981,643 Shares underlying warrants exercisable within 60 days of November 15, 2023 held by TAS, and (vii) 86,418 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 61,635,214 Shares, representing approximately 8.9% of the outstanding Shares and consisting of (i) 29,868,490 Shares, (ii) 24,785,081 Shares issuable upon conversion of Series A Preferred Stock, and (iii) 6,981,643 Shares underlying warrants exercisable within 60 days of November 15, 2023. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 86,418 Shares, representing approximately 0.0% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to be supplemented by the following:

Exhibit No.	Exhibit

99.6	Agreement and Plan of Merger, dated November 13, 2023, by and among Selecta Biosciences, Inc. Sakura Merger Sub I, Inc., Sakura Merger Sub II, LLC and Cartesian Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

99.7	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

99.8	Securities Purchase Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

99.9	Registration Rights Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

[signature page follows]

CUSIP No. 816212104	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023

/s/ Timothy A. Springer
Timothy A. Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager